                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  2 )*
                                             ---


                       National Environmental Service Co.
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  635838-10-5
                                 --------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

CUSIP No.    635838-10-5                13G                    Page 2 of 4 Pages
         ------------------                                         -    -


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Albert A. McCutchan
     ###-##-####
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [_]
          (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of the United States of America
------------------------------------------------------------------------------
               5  SOLE VOTING POWER
  NUMBER OF
   SHARES         2,144,735 at 12/31/96 (includes shares owned by spouse
BENEFICIALLY   ---------------------------------------------------------
  OWNED BY     6  SHARED VOTING POWER
    EACH          -0-
  REPORTING    ---------------------------------------------------------
   PERSON      7  SOLE DISPOSITIVE POWER
    WITH          2,144,735 at 12/31/96 (includes shares owned by spouse
               ---------------------------------------------------------
               8  SHARED DISPOSITIVE POWER
                  -0-
------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     2,144,735
-------------------------------------------------------------------------
10   CHECK BOX OF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     37.0%
-------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------

CUSIP No.  006743 10 8                13G                Page 3 of 4 Pages
         ---------------                                      -    -

Item 1(a).  Name of Issuer:     National Environmental Service Co.
---------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------
            12331 E. 60th Street
            Tulsa, OK 74146

Item 2(a).  Name of Person Filing:    Albert A. McCutchan
----------------------------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------
            12331 E. 60th Street
            Tulsa, OK 74146

Item 2(c).  Citizenship:    Citizen of the United States of America
------------------------

Item 2(d).  Title of Class of Securities:    Common Stock
-----------------------------------------

Item 2(e).  CUSIP Number:   635838-10-5
-------------------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
----------------------------------------------------------------------------
check whether the person filing is a:   N/A
-------------------------------------

Item 4.  Ownership.
-------------------

     (a) Amount Beneficially Owned:  2,144,735 (includes shares owned by spouse)

     (b) Percent of Class:    37.0% @ 12/31/96

     (c) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:    2,144,735

               (ii)   shared power to vote or to direct the vote:      -0-

               (iii)  sole power to dispose or to direct the disposition of:
                      2,144,735

               (iv)   shared power to dispose or to direct the disposition of:
                      -0-

Item 5.  Ownership of Five Percent or Less of a Class.   N/A
------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  N/A
-------------------------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
  -----------------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.    N/A
---------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.    N/A
------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.    N/A
----------------------------------------

CUSIP No. 006743 10 8                13G                      Page 4 of 4 Pages
                                                                   -    -

Item 10.  Certification.   N/A
------------------------

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1997



                                      /s/ Albert A. McCutchan
                                     -------------------------
                                     Albert A. McCutchan